October 17, 2005

Room 4561

Mr. John C. Harris
President and CEO
Viseon, Inc.
8445 Freeport Parkway, Suite 245
Irving, TX 75063

	Re:	Viseon, Inc.
		Registration Statement on Form S-3
		Filed September 30, 2005
		File No. 333-128756

Dear Mr. Harris:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Registration Statement on Form S-3

General

1. Please explain why you believe you are eligible to register the shares being offered on Form S-3. In this regard, we note that General Instruction B.3 of Form S-3 requires that shares being offered for resale be part of a class of securities that are listed and registered on a national securities exchange or are quoted on the automated quotation system of a national securities association. We further note that Interp. H.54 of the July 1997 CF Manual of Publicly
Available Telephone Interpretations indicates that the OTCBB is not an "automated quotation system" for purposes of Instruction B.3. Please advise or revise accordingly.

Selling Shareholders, page 12

2. All material transactions between the company and the selling shareholders should be disclosed in this section, including the material terms of the transactions by which the selling shareholders received the shares being offered for resale. See Item 507 of Regulation S-K. While we note that you have provided certain information with respect to the shares underlying Series B Preferred
Stock and Warrants, you should revise to provide more information regarding the date, nature and value of the transactions in which the selling shareholders received the shares being registered. For example, while the front cover page of your prospectus indicates that you are registering shares that may be issued as dividends on the preferred stock, the disclosure in your footnotes does not indicate the number of shares that are currently issuable under the preferred stock and warrants vs. the number of shares issuable as dividends. Additionally, your disclosure does not provide all material terms of the preferred stock, including the rate at which dividends will accrue. Finally, it does not appear that you have provided the material terms of the transactions other than the August 2005 private placement. For example, you should include a description of the transaction in which shares were issued to your creditor and descriptions of the transactions in which your other outstanding warrants were issued.

3. Please disclose the individual or individuals who exercise the voting and dispositive powers with respect to the shares to be offered for resale by all selling shareholders who are non-reporting legal entities. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual. In this regard, we note that disclosure indicating that a particular individual beneficially owns the shares being registered is not adequate. Rather, you should specifically indicate who exercises voting and dispositive power with respect to the shares being offered for resale.

4. It does not appear that any selling shareholders are registered broker-dealers. Please confirm. Additionally, if any selling shareholders are affiliates of broker-dealers, please disclose, and tell us whether the selling shareholders received their shares in the ordinary course of business and whether, at the time of acquisition, they had any understandings or arrangements with any other person, either directly or indirectly, to distribute the shares.



Legal Opinion

5. We note that the legal opinion indicates that Viseon is a Delaware corporation, while the registration statement and description of the company indicates that Viseon is a Nevada corporation.
Accordingly,
please revise the legal opinion to reflect the correct state of incorporation or advise.

Exhibits

6. Please ensure that you file with your next amendment or incorporate by reference all agreements between the company and the selling shareholders. For example, we note your reference to the issuance of shares in consideration for the final settlement of a disputed debt but you do not appear to have filed any of the agreements regarding such settlement.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Sara Kalin at (202) 551-3454. If you need further assistance, you may contact me at (202) 551-3730.

								Sincerely,


								Barbara C. Jacobs
								Assistant Director

cc:	Via Facsimile (214) 922-4142
	Mr. Lance M. Hardenburg, Esq.
	Hallett & Perrin, P.C.
	Telephone: (214) 953-0053


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Mr. John Harris
Viseon, Inc.
October 17, 2005
Page 1